Exhibit 99.1

VivoPower International PLC Announces UAE Expansion

VivoPower establishes UAE subsidiary at the world’s premier free trade zone, DMCC in Dubai

UAE has announced its US$200bn Net Zero 2050 Strategic Initiative

VivoPower will service Middle East, Africa, and Indian sub-continent markets from Dubai hub

LONDON, October 21, 2021 (GLOBE NEWSWIRE) – VivoPower International PLC (NASDAQ: VVPR) (“VivoPower”, the “Company”) is pleased to announce that it has established a subsidiary in the United Arab Emirates (UAE) as it expands its capabilities to service the Middle East and surrounding markets. The Company’s new subsidiary entity is located at the world’s premier free trade zone, the Dubai Multi Commodities Centre (“DMCC”). The DMCC has been recognised with the Global Free Trade Zone of the Year award for the past seven years in a row by the Financial Times fDI Magazine. It is also the Government of Dubai Authority on commodities trade and enterprise.

Kevin Chin, Executive Chairman and CEO of VivoPower, said: “The Middle East is the largest market in the world for Toyota Land Cruisers, and we are very pleased to establish a presence here. Increasing our physical footprint allows us to expand our capabilities to effectively service this strategically important market. Furthermore, the UAE Government has just announced its landmark Net Zero 2050 Strategic Initiative with Dh600billion (US$200billion) to be invested in clean and renewable energy solutions over the next 30 years. Aside from covering the Middle East, Dubai will serve as a critical logistical hub to service the African and Indian sub-continent markets. We are grateful to our partners and other counterparts in Dubai who have seamlessly helped us set up our operations in a business-friendly manner while safeguarding essential health and safety protocols. We look forward to servicing this very important region with our sustainable energy solutions and contributing to the Net Zero 2050 Strategic Initiative.”

About VivoPower

VivoPower is a sustainable energy solutions company focused on electrification solutions for customised and ruggedised fleet applications, and solar and critical power technology and services. The Company's core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net zero carbon status. VivoPower is a certified B Corporation with operations in Australia, Canada, the Netherlands, the United Kingdom, the United States and the United Arab Emirates.

Forward Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about increased capabilities or services, the potential value of establishing a presence in the regions described in this communication, or the benefits of the events or transactions described in this communication and the expected returns therefrom. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.